Exhibit 99.1

QYOU CEO and Co-Founder Curt Marvis to Present Plenary Presentation at The Times of India Global Business Summit

 "India's World: Why The World Bets On India" Will Be the Subject of the Presentation Focused On the Massive Potential Growth Opportunities in India

Prime Minister Narendra Modi, the event's chief guest, will deliver the Keynote Address Day One on February 17th

TORONTO, LOS ANGELES and DELHI, Feb. 17, 2023 /CNW/ - QYOU Media Inc. (TSXV: QYOU) (OTCQB: QYOUF), announced today that its CEO and Co-Founder, Curt Marvis, has been invited to present a plenary presentation at the Economic Times 2023 Global Business Summit taking place in Delhi, India on February 17th and 18th. The presentation is part of the two day summit featuring many of Asia's largest business leaders.

The aim of the Global Business Summit (GBS), as always, remains "Scripting Economic Change" and with this objective, they are bringing together an amalgamation of change drivers in New Delhi to deliberate on "Resilience, Influence, Dominance".

Curt Marvis remarked on the event, "I am honored to have been invited by our good friends at The Times of India Group to speak before such an elite group of business and thought leaders.  We often speak about how powerful and expansive the growth opportunities are here in India, not only for QYOU Media, but for all companies looking to enter this market and I look forward to hearing the insights of others as we together create more and more opportunities in this country."

Brand Capital, the investment arm of the Times of India group made a strategic investment into QYOU Media in 2021 and the companies have continued to enjoy a strong and productive relationship since that time.

About The Economic Times Global Business Summit

Global Business Summit, a flagship initiative of The Times Group, provides a platform that brings together visionaries, thought leaders, heads of state, policy makers, climate advocates, academicians, and corporate heads to cohesively drive business for India and the world.

Conceived in 2015, and now in its 7th edition, Global Business Summit 2023 seeks to provide solutions to key macroeconomic challenges being faced in the current milieu by curating government-to-government interactions, business to government meetings, business-to-business engagements and to serve as a conduit for corporates and governments to secure investments from domestic and international allies that will become a part of India's growth story. Information can be found at https://et-gbs.com/

About QYOU Media

One of the fastest growing creator-media companies, QYOU Media operates in India and the United States producing, distributing and monetizing content created by social media influencers and digital content stars. In India, under our flagship brand, The Q, we curate, produce and distribute premium content across television networks, VOD and OTT platforms, mobile phones, smart TV's and app-based platforms. We now have 5 emerging content destinations engaging over 125 million Indian households weekly – The Q (mass entertainment), Q Marathi (regional content), Q Kahaniyan (animated content), Q Comedistaan (comedy focused) and our latest Q-GameX (live gaming). Our influencer marketing company, Chtrbox, has been a pioneer in India's creator economy, leveraging data to connect brands to the right social media influencers. In the United States, we  power major film studios, game publishers and brands to create content and market via creators and influencers. Founded and created by industry veterans from Lionsgate, MTV, Disney and Sony, QYOU Media's millennial and Gen Z-focused content reaches more than one billion consumers around the world every month.  Experience our work at www.qyoumedia.com, www.theq.tv and www.theqyou.com and  www.chtrbox.com.

QYOU Contact:

Contact shareholder@qyoutv.com or Doug Barker at 437-992-4814 for more information.

Join our shareholder chat group on Telegram:  http://t.me/QYOUMedia

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

(CNW Group/QYOU Media Inc.)

View original content to download multimedia:https://www.prnewswire.com/news-releases/qyou-ceo-and-co-founder-curt-marvis-to-present-plenary-presentation-at-the-times-of-india-global-business-summit-301749659.html

SOURCE QYOU Media Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2023/17/c0886.html

%CIK: 0001650287

For further information: Investor Relations Contact: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), Or 407-491-4498, QYOUF@redchip.com

CO: QYOU Media Inc.

CNW 08:05e 17-FEB-23